                                                                            1999

================================================================================


                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   Form 11-K
(Mark One)

   [X]              ANNUAL REPORT PURSUANT TO SECTION 15(d)

                    OF THE SECURITIES EXCHANGE ACT OF 1934

                  For the fiscal year ended December 31, 1999
                                      OR

   [_]        TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE

                        SECURITIES EXCHANGE ACT OF 1934

         For the Transition period from  ____________ to ____________

                   Commission File No. 33-32504 and 33-1329


                           RYERSON TULL SAVINGS PLAN
                  (f/k/a Inland Steel Industries Thrift Plan)
                           (Full Title of the Plan)

                              RYERSON TULL, INC.
            (Exact name of registrant as specified in its charter)

                                   Delaware
                           (State of Incorporation)
                                  36-3425828
                     (I.R.S. Employer Identification No.)

                     2621 W. 15th Place, Chicago, Illinois
                   (Address of principal executive offices)
                                     60608
                                  (Zip Code)

      Registrant's telephone number, including area code: (773) 762-2121


================================================================================

Ryerson Tull Savings Plan
Financial Statements and
Supplemental Schedule
December 31, 1999 and 1998

Ryerson Tull Savings Plan

Index to Financial Statements and Supplemental Schedule
--------------------------------------------------------------------------------

                                                                                         Pages

Report of independent accountants                                                                1

Financial statements:

  Statements of net assets available for plan benefits at December 31, 1999 and 1998             2

  Statement of changes in net assets available for plan benefits for the
  year ended December 31, 1999                                                                   3

  Notes to financial statements                                                               4-11

Supplemental schedule:

  Assets held for investment purposes at December 31, 1999                              Schedule I

All other schedules of additional financial information required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

                       Report of Independent Accountants


To the Board of Directors of Ryerson Tull, Inc.
and the Participants and Administrator of the Ryerson Tull Savings Plan


In our opinion, the financial statements listed in the accompanying index present fairly, in all material respects, the net assets available for plan benefits of the Ryerson Tull Savings Plan (the "Plan") at December 31, 1999 and 1998, and the changes in net assets available for plan benefits for the year ended December 31, 1999 in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in
Schedule I is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This
schedule is the responsibility of the Plan's management. The schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                                     PRICEWATERHOUSECOOPERS, LLP


June 9, 2000

Ryerson Tull Savings Plan

Statements of Net Assets Available for Plan Benefits
with Fund Information at December 31, 1999 and 1998
--------------------------------------------------------------------------------

Assets                                                                        1999               1998
Investments:
   Ryerson Tull Common Stock Fund:
      (51,358 shares and 84,596 shares at December 31,
       1999 and 1998, respectively)                                   $       998,297        $  1,427,980
       Cash                                                                    62,720              35,419
                                                                      ---------------        ------------
                                                                            1,061,017           1,463,399
                                                                      ---------------        ------------
   Fidelity Stable Value Fixed Income Fund:
     Unallocated investment contracts                                      31,867,348          43,269,011
     Pooled investment funds                                               25,115,654          12,596,295
                                                                      ---------------        ------------
                                                                           56,983,002          55,865,306
                                                                      ---------------        ------------
   Mutual Benefit Fund (Note 5)                                                     -           2,930,962
   Fidelity Spartan U.S. Equity Index Portfolio                            36,710,281          32,909,731
   Fidelity Retirement Government Money Market Portfolio                   18,492,113          26,743,660
   Fidelity Asset Manager Fund                                             20,183,034          19,320,522
   Fidelity Magellan Fund                                                  38,981,483          28,585,937
   Fidelity Equity Income Fund                                                737,156             274,449
   Fidelity Diversified International Fund                                  2,858,359             399,389
   Warburg Pincus Emerging Growth Fund                                      4,539,175           4,052,777
   Warburg Pincus International Equity Fund                                 2,580,874           1,946,004
   Franklin Small Cap Growth Fund                                           2,673,537             316,520
   MAS Mid Cap Value Fund                                                     954,448             298,091
   Vanguard Growth Index Fund                                               9,983,931           2,201,428
   Conservative Strategy Fund                                                 499,730             202,176
   Moderate Strategy Fund                                                   1,364,059             573,771
   Aggressive Strategy Fund                                                 1,728,453           1,151,721
                                                                      ---------------        ------------
     Total investments                                                    200,330,652         179,235,843
                                                                      ---------------        ------------
   Loans receivable from participants                                       3,095,691           3,727,567
   Employer contributions receivable                                        2,000,845             150,865
                                                                      ---------------        ------------
Net assets available for plan benefits                                $   205,427,188        $183,114,275
                                                                      ---------------        ------------

       The accompanying notes are an integral part of these statements.

Ryerson Tull Savings Plan

Statement of Changes in Net Assets Available for Plan Benefits
for the year ended December 31, 1999
--------------------------------------------------------------------------------

Additions:                                                        1999

Additions to net assets attributed to:
  Investment income:
    Net appreciation in fair value of investments (Note 3)    $ 16,964,736
    Interest on participant loans                                  258,447
    Interest and dividend income on investments                 10,952,804
                                                              ------------
                                                                28,175,987
                                                              ------------
Contributions:
    Participant                                                  9,317,332
    Employer                                                     5,232,339
                                                              ------------
                                                                14,549,671
                                                              ------------
  Total additions                                               42,725,658
                                                              ------------

Deductions:

Deductions from net assets attributed to:
    Benefits paid to participants                               17,974,284
    Transfers out (net)                                          2,428,811
    Administrative expenses                                          9,650
                                                              ------------
    Total deductions                                            20,412,745
                                                              ------------
    Net increase                                                22,312,913

Net assets available for benefits:

  Beginning of year                                            183,114,275
                                                              ------------
  End of year                                                 $205,427,188
                                                              ------------

       The accompanying notes are an integral part of these statements.

Ryerson Tull Savings Plan

Notes To Financial Statements
December 31, 1999 And 1998
--------------------------------------------------------------------------------

1.   Description of the Plan

     This description summarizes major provisions of the Ryerson Tull Savings Plan (the "Plan") and is provided for general information purposes only. It does not cover all provisions, limitations and exclusions of the Plan. A full copy of the summary plan description and additional information about the Plan may be requested from the plan administrator.

     The Plan is a defined contribution profit sharing (thrift-savings) plan which is available to all salaried office employees and certain salaried and hourly, nonbargaining unit plant employees of Ryerson Tull, Inc. (the "Company") and certain of its subsidiaries and affiliates (collectively referred to as the "Employers"). Prior to January 1, 1999, the Plan was called the "Inland Steel Industries Thrift Plan". Effective January 1, 1999, via a plan amendment, the plan was renamed as the "Ryerson Tull Savings Plan" for periods after December 31, 1998. The amendment also merged the formed Ryerson Tull Savings Plan (the "RT Plan") into the Plan.

     The Plan, which is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), was adopted effective January 1, 1975.

     Employees electing to participate in the Plan may contribute up to fifteen percent of their base salary. Participants have the option of making contributions on a before-tax (limited to ten percent of base salary) and/or after-tax basis.

     The first four percent of participants' contributions (the "basic contribution") is matched by the Company at hundred percent. In addition, participants automatically receive a Variable Company Contribution of up to ten percent of calendar year earnings (regular base salary before reduction for before-tax contributions, plus amount includible in gross income such as bonuses and commissions) dependent upon the yearly performance of the Company. Participants not accruing benefits in the Ryerson Tull Pension Plan also receive a Fixed Company Contribution under the Plan equal to two percent or, for participants who met specified age and service criteria at December 31, 1997, three percent of their calendar year earnings up to the maximum limited by Section 401(a)(17) of the Internal Revenue Code.

     All investments can be directed by the Participants at their discretion. Participants could designate the investment of their contributions in integral multiples of one percent in any of the Fidelity Retirement Government Money Market Portfolio, Fidelity Stable Value Fixed Income Fund, Fidelity Spartan U.S. Equity Index Portfolio, Fidelity Asset Manager Fund, Fidelity Magellan Fund, Warburg Pincus Emerging Growth Fund, Warburg Pincus International Equity Fund, Conservative Investment Strategy Fund, Moderate Investment Strategy Fund, Aggressive Investment Strategy Fund, Franklin Small Cap Growth Fund, MAS Mid Cap Value Fund, Vanguard Growth Index Fund, Fidelity Equity Income Fund, and the Fidelity Diversified International Fund (collectively "the Funds"). Individual participant accounts are maintained for each investment fund to record participant contributions, employer matching contributions, investment appreciation or depreciation, dividends and interest income.

     Participants vest immediately in their contributions and the earnings thereon. Participants become immediately vested in all of the Company's matching, Variable Company and Fixed Company contributions upon the completion of five years of vesting service or upon termination of employment due to a distributable event, such as retirement, death, disability or other events as set forth in the Plan. Upon termination of employment for reasons other than a distributable event,

Ryerson Tull Savings Plan

December 31, 1999 and 1998
--------------------------------------------------------------------------------

     nonvested matching contributions are forfeited at the time of distribution. Forfeitures are used to reduce future contributions by the Company. The amounts of forfeitures used to reduce the Company contributions were $300,000 and $0 for the years ended December 31, 1999 and 1998, respectively.

     Participants may withdraw their contributions and the earnings thereon, subject to certain limitations set forth in the Plan. Certain withdrawals are subject to federal and state income taxes and penalties as required by the Internal Revenue Service ("IRS").

     Participants may borrow up to fifty percent or $50,000 of their vested balance, whichever is less (subject to certain limitations set forth in the Plan), excluding vested balances in the Ryerson Tull Common Stock Fund, and the Mutual Benefit Fund, prior to its termination (see Note 5 - Mutual Benefit Fund), for terms not exceeding five years, subject to acceleration under certain circumstances. The interest rate charged on loans is based upon a nationally published prime rate in effect at the beginning of the month in which the loan application is accepted.

     Participants are entitled to a distribution of all vested amounts upon termination of employment with the Company. Participants may elect to receive a single sum payment or, under certain circumstances set forth in the Plan, installment payments, starting no later than April 1 of the year following the attainment of age seventy and one-half years.

     Administration

     The Plan is administered by the Plan Committee ("Committee"), which consists of certain officers of the Company appointed by the Company's Board of Directors. LaSalle National Bank serves as trustee of the Common Stock Fund.

     Fidelity Management Trust Company ("Fidelity") is trustee under the Plan with responsibility for administering, holding and investing certain assets of the Plan. The costs of certain administrative and investment services provided by Fidelity are paid from participants' accounts or assets within the appropriate investment option, as applicable.

     Plan Amendments

     The amendment dated March 18, 1999 allows the employees of Washington Specialty Metals Corporation ("WSM") to participate in the Plan, effective April 1, 1999, as a result of acquisition of WSM by the Company.


  2. Summary of Significant Accounting Policies

     Basis of Accounting

     The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting. Accordingly, investment income is recognized when earned and expenses are recognized when incurred.

Ryerson Tull Savings Plan

December 31, 1999 and 1998
--------------------------------------------------------------------------------

     Use of estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ form those estimates.

     Investments and investment income

     Plan participants may allocate all or a percentage of their contributions in any of the investment options listed in Note 3.

     Realized gains and losses on investment transactions are calculated using the current value method. Under the current value method, realized gains and losses on investments sold are calculated as sales proceeds less an adjusted cost representing current value at the beginning of the year or acquisition cost if acquired during the year.

     In accordance with the policy of stating investments at fair market value, the net unrealized appreciation or depreciation of the market value of investments for the year, if any, is reflected in the Statement of Changes in Net Assets Available for Plan Benefits. Unrealized gains or losses are calculated as the current value of investments held at the end of the year less their current value at the beginning of the year or acquisition cost if acquired during the year.

     Interest income is accrued as earned, and dividend income is recorded as of the record date.

     Contributions and withdrawals

     Contributions are recorded in the period accrued by the Company. Withdrawals and transfers are valued as of the close of the business day in which they occur.

     Administrative expenses

     Certain trustee, recordkeeping, legal and the investment management fees of all funds except the Common Stock Fund are paid by the Plan. All other management fees and administrative expenses of the Plan are paid by the Company.

     Plan Termination

     The Company anticipates that the Plan will continue, but reserves the right to terminate the Plan at any time. Upon termination of the Plan, all amounts allocated to the participants' accounts, including all employer-matching contributions, shall vest immediately. The Trustees shall then direct the method and manner of distribution of the Plan's assets to participants or their beneficiaries.

  3. Investments and investment income

     Plan participants may allocate all or a percentage of their contributions in any of the investment options listed below:

     The Fidelity Retirement Government Money Market Portfolio consists of short-term obligations issued or guaranteed by the U.S. Government. The assets in the fund are stated at cost plus interest, which approximates market value.

Ryerson Tull Savings Plan

December 31, 1999 and 1998
--------------------------------------------------------------------------------

     The Fidelity Stable Value Fixed Income Fund consists of unallocated investment contracts with various insurance companies and pooled investment funds held by Fidelity. The unallocated investment contracts earned a fixed rate of return ranging from 5.52 percent to 7.90 percent in 1999 and are stated at contract value plus interest earned to date. All unallocated investment contracts individually represent less than five percent of the Plan's net assets at December 31, 1999. The pooled investment funds, which consist of investment contracts with various insurance companies and certain types of fixed income securities, are valued at cost plus interest earned to date, which approximates market value.

     The Fidelity Asset Manager Fund is an asset-allocation fund, which consists of a mix of short-term instruments, bonds and equities. The net assets of the fund are valued at the closing market price on the last business day of the year for the individual assets held in the portfolio.

     The Fidelity Spartan U.S. Equity Index Portfolio is a pooled investment fund, which invests in various common stocks. The net assets of this fund are valued at the closing market price on the last business day of the year for the individual securities held in the portfolio.

     The Fidelity Magellan Fund consists of common stock and securities that are convertible into common stock. The net assets of the fund are valued at the closing market price on the last business day of the year for the individual assets held in the portfolio.

     The Warburg Pincus Emerging Growth Fund invests in domestic common stocks of small and medium sized companies. The net assets of the fund are valued at the closing market price on the last business day of the year for the individual assets held in the portfolio.

     The Warburg Pincus International Equity Fund invests in international equity securities. The net assets of the fund are valued at the closing market price on the last business day of the year for the individual assets held in the portfolio.

     The Conservative Investment Strategy Fund invests in a set combination of investment options primarily consisting of the Fidelity U.S. Bond Index Fund and the Stable Value Fixed Income Fund. The net assets of this fund are valued at the closing price of the various mutual funds that comprise this portfolio.

     The Moderate Investment Strategy Fund invests in a set combination of investment options primarily consisting of the Vanguard Index Trust Growth Portfolio, Fidelity U.S. Bond Index Fund and the Stable Value Fixed Income Fund. The net assets of this fund are valued at the closing price of the various mutual funds that comprise this portfolio.

     The Aggressive Investment Strategy Fund invests in a set combination of investment options primarily consisting of the Vanguard Index Trust Growth Portfolio, Fidelity Equity-Income Fund and Fidelity U.S. Bond Index Fund. The net assets of this fund are valued at the closing price of the various mutual funds that comprise this portfolio.

     The Franklin Small Cap Growth Fund invests primarily in common stock of companies with market capitalization of less than $1 billion at the time of investment. The net assets of the fund are valued at the closing market price on the last business day of the year for the individual assets held in the portfolio.

Ryerson Tull Savings Plan

December 31, 1999 and 1998
--------------------------------------------------------------------------------

   The MAS Mid Cap Value Fund invests primarily in common stock of companies with market capitalization between $500 million and $3 billion. The net assets of the fund are valued at the closing market price on the last business day of the year for the individual assets held in the portfolio.

   The Vanguard Growth Index Fund invests in growth equities and has a moderate to aggressive overall risk level. The net assets of the fund are valued at the closing market price on the last business day of the year for the individual assets held in the portfolio.

   The Fidelity Diversified International Fund invests primarily in foreign equities. The net assets of the fund are valued at the closing market price on the last business day of the year for the individual assets held in the portfolio.

   The Fidelity Equity Income Fund invests primarily in income-producing equity securities (both domestic and foreign). The net assets of the fund are valued at the closing market price on the last business day of the year for the individual assets held in the portfolio.

   The Ryerson Tull Common Stock Fund is valued at the last reported sales price on the last business day of the year. No contributions may be invested into this fund, nor may any transfers be directed into this fund. Transfers may be directed out of the fund at any time.

   The Mutual Benefit Fund was liquidated on June 1, 1999. See Note 5 for a description of the accounting treatment with respect to the Mutual Benefit Fund.

   The following investments represent 5 percent or more of the Plan's net assets:

                                                                           December 31,

                                                                  1999                         1998
                                                            ---------------              ---------------
Stable Value Fixed Income Fund
  Unallocated investment contracts (aggregated)             $    31,867,348              $    43,269,011
  Pooled investment funds                                        25,115,654                   12,596,295
                                                            ---------------              ---------------
                                                                 56,983,002                   55,865,306

Spartan U.S. Equity Index Portfolio, 704,747 and
748,629 shares, respectively                                     36,710,281                   32,909,731

Fidelity Retirement Government Money Market
Portfolio, 18,492,113 and 26,743,660 shares,
respectively                                                     18,492,113                   26,743,660

Fidelity Asset Manager Fund, 1,098,098 and
1,111,013 shares, respectively                                   20,183,034                   19,320,522

Fidelity Magellan Fund, 285,307 and 236,599 shares,
respectively                                                     38,981,483                   28,585,937

Ryerson Tull Savings Plan

December 31, 1999 and 1998
--------------------------------------------------------------------------------

   During the year ended December 31, 1999, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $16,964,736, as follows:

                                               1999

   Mutual funds                            $16,649,283
   Common stock                                315,453
                                           -----------
                                           $16,964,736

4. Plan Merger

   Effective as of December 31, 1998 (the "Plan Merger Date"), the RT Plan was merged with and into the Plan. Each individual who was a "Participant" in the RT Plan became a participant in the Plan effective as of the Plan Merger Date, and each entity that is an "Employer" under the RT Plan immediately prior to the Plan Merger Date became an Employer under the Plan. Any amount not previously allocated to participants' accounts under the Plan was allocated, as of December 31, 1998, as an employer contribution in accordance with the terms of the Plan as amended to reflect the Plan Merger. The fair market value of assets (including participant loans) transferred from the RT Plan amounted to $128,923,920.

5. Mutual Benefit Fund

   The Plan maintained an unallocated investment contract with Mutual Benefit Life Insurance Company ("Mutual Benefit Fund"). Effective June 1, 1999 the Mutual Benefit Fund was liquidated and all participant balances were transferred to the Stable Value Fixed Income Fund accounts or distributed directly to participants.

6. Tax Status of the Plan

   The Plan is a defined contribution benefit plan intended to qualify as a profit sharing plan under Section 401(a) of the Internal Revenue Code. The Plan is currently in the process of preparing a request for a determination letter from the IRS. The Plan's tax counsel believes that the Plan is designed in compliance with the applicable requirements of the Internal Revenue Code. The plan administrator believes that the Plan was operated in compliance with the applicable requirements of the Internal Revenue Code.

7. The Master Trust

   At December 31, 1999, the Plan's interest in the total investment assets of the Master Trust was 100 percent.

Ryerson Tull Savings Plan

December 31, 1999 and 1998
--------------------------------------------------------------------------------

   The following table presents the net assets held by the Master Trust as of December 31, 1999:

                                                                    1999
   Investments at fair market value
      Interest bearing cash                                    $      62,720
      Pooled investment funds                                    167,402,287
      Common stock                                                   998,297
      Guaranteed investment contracts                             31,867,348
      Participant loans                                            3,095,691
                                                               -------------

        Net assets held by the Master Trust                    $ 203,426,343
                                                               =============

   The following represents net income for the Master Trust for the year ended December 31, 1999:
                                                                    1999

   Net appreciation in fair value of investments               $  16,964,736
   Interest and dividend income                                   11,211,251
                                                               -------------

    Total investment income                                       28,175,987
                                                               =============

   Participant benefits                                           17,974,284
   Administrative expenses                                             9,650
                                                               -------------

    Total expenses                                                17,983,934
                                                               =============

    Net investment income                                      $  10,192,053
                                                               =============

   The following table presents the changes in the net appreciation in fair value of investments (including gains and losses on investments sold during the year and unrealized gains and losses on investments purchased and held during the year) held by the Master Trust for the year ended December 31, 1999:
                                                                    1999

   Pooled investment funds                                     $  16,649,283
   Common stock                                                      315,453
                                                               -------------

   Net appreciation in fair value of investments               $  16,964,736
                                                               =============

Ryerson Tull Savings Plan

December 31, 1999 and 1998
--------------------------------------------------------------------------------

8.   Adoption of Statement of Position (SOP) 99-3

     The Plan adopted SOP 99-3, Accounting and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters, which was issued effective September 15, 1999.


9.   Subsequent Events

     Effective March 1, 2000 the assets held by the Ryerson Tull Combined Retirement Plan, as amended and restated, were combined within the Master Trust.

     On April 1, 2000 (the "Merger Date") the AFCO Metals, Inc. Retirement Plan and J.M. Tull Metals Company, Inc. Employee Profit Sharing Plan (collectively, the "Merged Plans") were merged into the Plan. Each individual who was a "Participant" in the Merged Plans became a participant in the Plan, effective as of the Merger Date. Each entity that was an "Employer" under the Merged Plans immediately prior to the Merger Date became an employer under the Plan.

                                                                      SCHEDULE 1
                                                                      ----------
                           RYERSON TULL SAVINGS PLAN
                      ASSETS HELD FOR INVESTMENT PURPOSES
                               DECEMBER 31, 1999


Identity of issue, borrower,                      Description of investment including                                    Current
 lessor or similar party                            maturity date, rate of interest                       Cost            Value
-------------------------                         ---------------------------------                   ------------     ------------
Cash held by Common Stock Fund                                                                        $     67,720     $     62,720

Receivables
-----------
Loans to participants*                            Interest rate: 7.75 - 8.5%                             3,095,691        3,095,691
Contributions receivable                                                                                 2,000,845        2,000,845
                                                                                                      ------------     ------------

Sub-total - Receivables                                                                                  5,096,536        5,096,536
                                                                                                      ------------     ------------

Corporate Stocks - Common
-------------------------
Ryerson Tull, Inc.*                               51,358 shares of common stock                          1,373,704          998,297
                                                                                                      ------------     ------------

Interest in Pooled Investment Funds
-----------------------------------
Fidelity Short-term Investment Fund*                                                                    25,115,654       25,115,654
Fidelity Spartan U.S. Equity Index
 Portfolio*                                       704,747 shares in pooled investment fund              27,618,703       36,710,281
Fidelity Retirement Government Money
 Market Portfolio*                                18,492,113 shares in pooled investment fund           18,492,113       18,492,113
Fidelity Asset Manager Fund*                      1,098,098 shares in pooled investment fund            19,590,087       20,183,034
Fidelity Magellan Fund*                           285,307 shares in pooled investment fund              31,333,003       38,981,483
Fidelity Equity Income Fund*                      13,784 shares in pooled investment fund                  784,218          737,156
Fidelity Diversified International Fund*          111,567 shares in pooled investment fund               2,195,090        2,858,359
Franklin Small Cap Growth Fund*                   60,583 shares in pooled investment fund                1,685,737        2,673,537
MAS Mid Cap Value Fund                            43,483 shares in pooled investment fund                  909,410          954,448
Vanguard Growth Index Fund                        253,206 shares in pooled investment fund               8,393,818        9,983,931
Conservative Strategy Fund                        45,102 shares in pooled investment fund                  473,990          499,730
Moderate Strategy Fund                            113,294 shares in pooled investment fund               1,205,881        1,364,059
Aggressive Strategy Fund                          131,043 shares in pooled investment fund               1,454,822        1,728,453
Warburg Pincus Emerging Growth Fund               91,038 shares in pooled investment fund                3,586,219        4,539,175
Warburg Pincus International Equity Fund          93,004 shares in pooled investment fund                1,700,032        2,580,874
                                                                                                      ------------     ------------

Sub-total - Interest in Pooled Investment
 Funds                                                                                                 144,538,777      167,402,287
                                                                                                      ------------     ------------


Identity of issue, borrower,                      Description of investment including                                    Current
 lessor or similar party                            maturity date, rate of interest                       Cost            Value
-------------------------                         ---------------------------------                   ------------     ------------
Unallocated Investment Contracts
--------------------------------

Bankers Trust                                     Synthetic MBS Contract, due on various maturity           58,034           58,034
                                                  dates through 02/25/2000, 6.14%

CDC Capital Inc                                   Investment Contract, due on various maturity             728,151          728,151
                                                  dates through 1/3/00, 7.78%

CDC Capital Inc                                   Investment Contract, due on various maturity             359,171          359,171
                                                  dates through 4/15/01, 6.46%

Chase Manhattan Bank                              Synthetic ABS Contract, due on various maturity        1,064,844        1,064,844
                                                  dates through 6/17/02, 7.40%

Combined Insurance                                Investment Contract, due on various maturity             527,401          527,401
                                                  dates through 2/28/03, 6.35%

Deutsche Bank                                     Synthetic ABS Contract, due on various maturity        1,347,630        1,347,630
                                                  dates through 12/16/02, 6.50%

Deutsche Bank                                     Synthetic ABS Contract, due on various maturity        1,357,419        1,357,419
                                                  dates through 12/10/01, 6.59%

GE Life and Annuity                               Investment Contract, due on various maturity           1,169,378        1,169,378
                                                  dates through 11/15/02, 6.03%

John Hancock Mutual                               Investment Contract, due on various maturity           2,044,966        2,044,966
                                                  dates through 4/16/02, 7.03%

Monumental Life Insurance                         Investment Contract, due on various maturity           1,325,766        1,325,766
                                                  dates through 9/28/00, 6.77%

Monumental Life Insurance                         Investment Contract, due on various maturity           1,056,090        1,056,090
                                                  dates through 7/31/00, 6.67%

Monumental Life Insurance                         Synthetic MBS Contract, due on  various maturity         307,033          307,033
                                                  dates through 3/26/01, 6.14%

Monumental Life Insurance                         Synthetic MBS Contract, due on  various maturity       1,229,481        1,229,481
                                                  dates through 7/25/01, 7.70%

Identity of issue, borrower,   Description of investment including                                  Current
  lessor or similar party        maturity date, rate of interest                         Cost        Value
----------------------------   -----------------------------------                     ---------   ---------

Monumental Life Insurance      Synthetic MBS Contract, due on  various maturity          762,335     762,335
                               dates through 3/15/01, 5.78%

Monumental Life Insurance      Synthetic MBS Contract, due on  various maturity          229,543     229,543
                               dates through 3/15/01, 5.81%

Morgan Guaranty                Synthetic MBS Contract, due on  various maturity        1,001,030   1,001,030
                               dates through 1/15/01, 7.90%

Morgan Guaranty                Synthetic ABS Contract, due on  various maturity          733,704     733,704
                               dates through 8/15/00, 7.85%

Morgan Guaranty                Synthetic ABS Contract, due on  various maturity          669,132     669,132
                               dates through 3/15/03, 5.94%

New York Life                  Investment Contract, due on various maturity            1,786,022   1,786,022
                               dates through 11/19/01, 6.88%

Ohio National                  Investment Contract, due on various maturity            1,278,010   1,278,010
                               dates through 4/10/01, 7.02%

Principal Mutual               Investment Contract, due on various maturity            1,090,870   1,090,870
                               dates through 7/2/01, 7.15%

Principal Mutual               Investment Contract, due on various maturity              595,955     595,955
                               dates through 12/31/00, 7%

Principal Mutual               Investment Contract, due on various maturity            1,348,397   1,348,397
                               dates trough 8/30/01, 7.23%

Safeco Life Insurance          Investment Contract, due on various maturity            1,093,360   1,093,360
                               dates through 8/31/00, 7.09%

State Street Bank              Synthetic Corporate Contract, due on various maturity     670,327     670,327
                               dates through 1/16/01, 5.52%

Identity of issue, borrower, Description of investment including                                    Current
 lessor or similar party         maturity date, rate of interest                     Cost            Value
---------------------------  -----------------------------------                  ----------        --------
State Street Bank            Synthetic ABS Contract, due on various maturity
                             dates through 6/25/03, 6.09%                           660,340          660,340

State Street Bank            Synthetic MBS Contract, due on various maturity
                             dates through 4/15/03, 6.19%                           794,692          794,692

State Street Bank            Synthetic Govt. Agency Contract, due on various
                             maturity dates through 4/17/01, 5.46%                  678,941          678,941

State Street Bank            Synthetic MBS Contract, due on various maturity
                             dates through 4/15/03, 5.88%                           671,196          671,196

State Street Bank            Synthetic ABS Contract, due on various maturity
                             dates through 7/15/02, 5.89%                           679,322          679,322

Transamerica Life Insurance  Synthetic ABS Contract, due on various maturity
                             dates through 3/6/02, 5.86%                            585,490          585,490

Transamerica Life Insurance  Synthetic CMBS Contract, due on various maturity
                             dates through 3/17/04, 5.66%                           317,102          317,102

Transamerica Occidental      Investment Contract, due on various maturity
                             dates through 2/12/01, 6.89%                         1,272,448        1,272,448

UBS AG                       Synthetic ABS Contract, due on various maturity
                             dates through 5/20/02, 6.36%                         1,159,497        1,159,497

UBS AG                       Synthetic ABS Contract, due on various maturity
                             dates through 4/15/03, 6.78%                            441,415          441,415

UBS AG                       Synthetic ABS Contract, due on various maturity
                             dates through 10/15/02, 6.82%                          772,856          772,856
                                                                               ------------     ------------
Sub-total - Unallocated
Investment Contracts                                                             31,867,348       31,867,348
                                                                               ------------     ------------
Total Assets                                                                   $182,944,085     $205,427,188
                                                                               ============     ============
*Permitted party in interest transaction.


                                 SIGNATURES

     Ryerson Tull Savings Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                    RYERSON TULL SAVINGS PLAN
                                    -------------------------
                                        (Name of Plan)

Date:   June 26, 2000               By: TERENCE R. ROGERS
                                    ----------------------------------------
                                        Terence R. Rogers
                                        Treasurer and Member of
                                         Ryerson Tull Savings Plan Committee

                                 Index to Exhibits

Exhibit
 Number                  Description
-------    --------------------------------------------
  23         Consent of Independent Accountants